UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-41662

SYLA Technologies Co., Ltd.

(Exact name of registrant as specified in its charter)

Ebisu Prime Square Tower 7F, 1-1-39

Hiroo, Shibuya-ku, Tokyo, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory Note

This Form 6-K/A (the “Amendment”) amends the Form 6-K previously filed by SYLA Technologies Co., Ltd. (the “Company”) on May 17, 2023 (the “Initial Form 6-K”) to correct a typographical error in the 2023 Financial Guidance issued in a press release furnished as Exhibit 99.1 to the Initial Form 6-K (the “Press Release”). The Company’s income from continuing operations (excluding income from the mining business) should not be listed as “net income” as was reported in the Press Release under the heading “Guidance for Full Year 2023.” A corrected version of the Press Release (the “Amended Press Release”) is furnished as Exhibit 99.1 hereto. Except as provided herein, all information in the Initial Form 6-K remains unchanged.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 16, 2023, SYLA Technologies Co., Ltd. (the “Company”) issued a press release announcing financial guidance for the full-year 2023, and a plan to double the dividend per share (1 share = 100 ADRs) from ¥70 ($0.52) per share to ¥140 ($1.04) per share for the year ending December 31, 2023, compared to 2022. A copy of the Amended Press Release related thereto is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information contained in any website is not a part of this Form 6-K/A. The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Exhibit Index

Exhibit No.	Document
99.1	Press release of the registrant issued on May 16, 2023, as amended on July 3, 2023.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYLA TECHNOLOGIES CO., LTD.

Date: July 3, 2023	By:	/s/ Hiroyuki Sugimoto
	Name:	Hiroyuki Sugimoto
	Title:	Chief Executive Officer